SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                          TOPCLICK INTERNATIONAL, INC.,
                          A Delaware corporation (Exact
                 name of registrant as specified in its charter)

           DELAWARE                                     330755473
(State or other jurisdiction                (I.R.S. Employer Identification No.)
of incorporation or organization)

Suite 200, 1636 West 2nd Street, Vancouver, British Columbia, Canada   V6J 1H4
(Address of registrant's principal executive offices)                 (Zip Code)

                                 (604) 737-1127
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

    Title of each class                    Name of Each Exchange on which
    to be so registered:                  each class is to be registered:

           None                                      None

Securities to be registered under Section 12(g) of the Act:

                          Common Stock, Par value $.001
                                (Title of Class)

                                   Copies to:

                              Thomas E. Stepp, Jr.
                              Stepp & Beauchamp LLP
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile 949.660.9010

                                  Page 1 of 68
                      Exhibit Index is specified on Page 21

                          TopClick International, Inc.,
                             a Delaware corporation

                   Index to Form 10-SB Registration Statement

Item Number and Caption                                                     Page
                                      PART I

1.    Description of Business                                                  3

2.    Management's Discussion and Analysis of Financial Condition
      and Results of Operations                                                5

3.    Description of Property                                                 13

4.    Security Ownership of Certain Beneficial Owners and Management          14

5.    Directors, Executive Officers, Promoters and Control Persons            15

6.    Executive Compensation - Remuneration of Directors and Officers         16

7.    Certain Relationships and Related Transactions                          17

8.    Legal Proceedings                                                       18

9.    Market for Common Equity and Related Shareholder Matters                18

10.   Recent Sales of Unregistered Securities                                 19

11.   Description of Securities                                               19

12.   Indemnification of Officers and Directors                               20

13.   Financial Statements                                                    20

14.   Changes in and Disagreements with Accountants                           20

15.   Financial Statements and Exhibits                                       20

15(a) Index to Financial Statements                                           20
      Financial Statements                                       F-1 through F-3

15(b) Index to Exhibits                                                       21
      Exhibits                                                  E-1 through E-27

      Signatures                                                              68

Item 1.  Description of Business.

     The Company was originally incorporated for the purpose of facilitating the consumption of information, products and services via the Internet. To this end, the Company currently provides Internet users with a one-stop information index to the top Internet guides, which allows users to view and then quickly select the best guide for their needs based on their choice of information subject. The Company's services allow Internet users to locate their subject categories easily and provides those users with the freedom to roam back and forth from guide to guide. For example, inside the Company's Internet golf environment, the Company has packaged all of the top Internet guides to golf, such as Yahoo!, Excite and Lycos.

     Development  of the  Company.  TopClick  International,  Inc.,  a  Delaware
corporation formerly named Galveston Oil & Gas, Inc. ("Company"), was incorporated in the State of Delaware on October 3, 1996. The Company changed its name to TopClick International, Inc. on or about February 5, 1999 by filing an amendment to its Certificate of Incorporation with the Delaware Secretary of State. Pursuant to an Acquisition Agreement dated January 28, 1999, the Company acquired all of the shares of TopClick Corporation, a Delaware corporation incorporated on July 8, 1998 ("TC") which, in turn, had previously acquired certain assets from E.Z.P.C. Canada Inc., which was incorporated on September 28, 1994, under the Canada Business Corporations Act with one common share owned by Helpful By Design, Inc., a Canadian federal jurisdiction corporation ("HBD"). The Acquisition Agreement was part of a Financing Agreement specified more completely below. TC is now a wholly-owned subsidiary of the Company.

     On or about July 14, 1998, the name of E.Z.P.C. Canada, Inc., was changed to TopClick (Canada) Inc. In September, 1998, HBD sold the TopClick website (which website is described more specifically below) and related assets, including the one common share of TopClick (Canada) Inc., to TC for the issuance of 7,000,000 shares of $.001 par value common stock of TC to HBD and forgiveness of indebtedness owed by HBD to TopClick (Canada) Inc. The TopClick website and related assets were valued by the Board of Directors of HBD ("HBD Board") at US$700,000 (all amounts are in United States currency unless otherwise specified.) The HBD Board valued the forgiveness of a debt in the amount of $480,000 in Canadian Dollars ("CDN$") at $315,789, at an exchange rate of approximately 1.52 CDN$ to one United States Dollar. The HBD Board believes that total consideration for the sale of the TopClick website and related assets was, therefore, approximately $1,015,789. As part of this transaction, TC agreed to convert the shares of preferred stock held by shareholders of TopClick (Canada) Inc. into shares of common stock of TC.

     On or about January 30, 1999, TC entered into a Financing Agreement with the Company, Sonora Capital Corporation ("Sonora"), HBD, and other parties whereby investors represented by Sonora provided $2,000,000 to the Company. As part of a series of related transactions, HBD and the shareholders of TC transferred their shares of TC to the Company so that TC became a wholly-owned subsidiary of the Company. A copy of the Financing Agreement is attached as
Exhibit 4 to this Registration Statement. A copy of the Acquisition Agreement is attached to that Financing Agreement as Exhibit B thereto.

     Business of the Company. As set forth above, the Company owns and operates the TopClick website, a unique information retrieval guide for Internet users. The TopClick website contains the first comprehensive Internet "superguide" to the major Internet guides, designed to help Internet users find the answers to their searches more quickly and effectively than they can through conventional single guides or search engines. TopClick makes it easy for Internet users to find their subjects and move back and forth from guide to guide without having to visit each guide's homepage and conduct individual searches. The TopClick website is located at the Internet address www.topclick.com. The TopClick website's features include "central keyword searching", which provides one-stop keyword searching across the top portal sites, including Yahoo!, Excite, Lycos, GoTo.com, Go Network, Ask Jeeves, Dogpile, Northern Light, Looksmart, Infoseek, Snap!, Webcrawler, AOL Netfind, HotBot and Alta Vista. The TopClick website also features top Internet brands across thousands of information subjects, organized into

51 easy-to-use information categories. The website currently houses over 8,000 top sites and anticipates adding additional top sites.

     The Company has built and is continuing to develop a complex database of HTML links arranged into predefined categories and subjects across the top guides on the Internet. The TopClick guide currently includes links from Yahoo!, Excite, Lycos, Infoseek, Looksmart, Webcrawler, AOL, Snap! and Magellan. There are two principal ways to use the TopClick guide: (1) users can quickly click through three levels of information: Group, Category and Subject, users can then "click out" to any of the top Internet guides; or (2) alternatively, users can keyword-search the Top 12 Internet Guides from the TopClick Home page.

     Transition of Website. In March, 1999 the Company entered into a Master Service Agreement with Frontier GlobalCenter, Inc. ("Frontier") for Internet connectivity services, the purchase of equipment to provide such services, space to store and operate that equipment, and the licensing of software, all of which allowed the Company to move its website to allow for more rapid growth. Frontier specializes in scalable high-speed hosting services, and hosts many of the world's busiest websites, including Yahoo!, Netscape, Playboy, Pacific Bell, Quote.com, and USA Today. The Company has installed a high-speed server and software system together with a leading statistical analysis and tracking software solution from Marketwave Corporation of Seattle, Washington ("Marketwave"), all supported by a 12-month maintenance contract. Marketwave is a leading innovator in real-time Internet data mining and traffic analysis software, with more than 40,000 licensed corporate customers, including industry names such as Intel, Dell, AT&T, Cox Communications, Volvo and NBC Europe. The new hosting architecture incorporates a fully redundant system supported by a "high-availability" load-balancing solution which distributes peak traffic across the servers to improve performance.

     Limited Operating History. The Company has a very limited operating history upon which an evaluation of the Company's prospects can be made. The Company's prospects must be considered speculative, considering the risks, expenses, and difficulties frequently encountered in the establishment of a new business, specifically the risks inherent in the development and operation of websites and services on the Internet. There can be no assurance that unanticipated technical or other problems will not occur which would result in material delays in future product and service commercialization or that the efforts of the Company will result in successful product and service commercialization. There can be no assurance that the Company will be able to achieve profitable operations.

     Employees. The Company and its subsidiaries currently have eight employees, all of which are full-time employees. Management of the Company anticipates using consultants for business, accounting, engineering, and legal services on an as-needed basis.

     Key Employees. The Company's key employees are Chris Lewis, the President and Chief Executive Officer; Terry Livingstone, the Chief Operating Officer; Jason Wilkes, Vice President in charge of business development; and Rory Wadham, lead programmer.

     Reports to Security Holders. Once this Registration Statement becomes effective, the Company will become a reporting company with the Securities and Exchange Commission ("SEC"), and will thereafter provide an annual report to its security holders, which will include audited financial statements. The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. The Company currently maintains its own Internet address at www.topclick.com.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

     Information retrieval is already a significant market on the Internet, but the growth of the Internet requires continued advances in Internet guide services. Because of the expanding volume of information on the Internet, no single company has been able to monopolize Internet guides and referencing indexes. The Company believes that the continued rapid expansion of the Internet provides opportunities for the Company's innovations and will further provide the Company with markets which the major search engines and guides do not control or dominate. The Company believes that there is a window of opportunity to establish a package of the best Internet guides into one environment.

     Marketing Strategy. The Company anticipates that it will market itself to the Internet community as a clearinghouse and an encyclopedia of quality Internet guides. The Company believes that by December, 1999, it will be capable of developing monthly traffic volumes of 30 million unique searches and 90 million page views and achieving market acceptance and name recognition as a provider of packaged top guide information. By December, 2000, the Company hopes that it will have created a top 10 portal site and top 10 site by visitor traffic. The overall marketing plan for the Company's products and services is based on two separate promotional phases: (1) the Initial Site Launch Plan and
(2) the Market Development Plan.

     Initial Site Launch Plan. The Company anticipates that it will launch multiple online tactical programs to create awareness of the Company's websites and services with the goal of inducing potential clients to visit the Company's websites, where demonstrations of the Company's products and services will be displayed. The Company believes that by keeping the information current, subscribers will return to the Company's websites, the ultimate goal being increased usage over time.

     The Company believes that over 80% of all Internet searches originate through the top 8 guides. The Company intends to submit its website to those top 8 guides and to use an automated software package to submit the TopClick website to the other 1,000 guides on the Internet. The Company hopes to ultimately build the Company's websites and brands into well-known Internet properties.

     The Company intends to submit Topclick.com to the top 10 site award businesses on the Internet through the use of electronic press releases. The Company intends to use the same methods to submit Topclick.com to the Top 10 Cool Sites/What's New Sites website to gain further recognition with Internet customers. The Company anticipates that it will send out press releases to the principal media groups that cover the Internet such as ABC, CNN, and CBS, as well as to technology news suppliers such as PointCast. The Company also anticipates that it will provide automated announcements to specific interest groups at Internet chat environments and present its guide to mass community sites, such as Geocites, as a complimentary service which the Company believes will enhance the value of its core products. The Company will concentrate on disseminating information about its products and services to specific opinion-forming communities, such as teachers and marketing professionals via e-mail announcements.

     Market Development Plan. The Company plans to advertise in the top Internet and computer industry publications, such as Internet World and Internet Users, as well as in major mainstream newspapers, magazines, and other media. For new Internet customers, the Company contemplates that it will establish channel development programs to Internet service providers, cable companies, telephone companies, satellite companies and web television businesses, with the intention of placing a link to TopClick in their software, as a starting point for those new Internet users. The Company also anticipates that it will seek logo and URL contra-linking arrangements with targeted sites. The Company intends to develop "tell-a-friend" extensions to the TopClick site to make it easy for existing users to electronically tell friends about the Company's services.

     The Company may decide to provide free content enhancement and free advertising on a by-subject approach to the top Internet guides. For example, the Company may provide the Yahoo Golf website with links and coverage on the Company's Golf Guide page. The Company anticipates entering into certain strategic partnership agreements to provide content and links to existing high-value news information providers, such as ESPN in its "sports" section and PointCast in its "business" section. The Company further intends to promote its products and services by developing on-site competitive games and contests.

     Developing Site Traffic. The Company believes that it must develop volume traffic on its site in order to be successful. Once traffic volume has been established, the Company believes that it will become a distribution point for advertisers and will develop opportunities to participate in sponsorship agreements, electronic commerce agreements and joint marketing ventures. The Company intends to increase its traffic (that is, page views) and then intends to develop multiple revenue streams as a broker of diverse audience interests. Initially, the Company will offer its products and services free to its customers, strategic partners and media partners.

     In keeping with this strategy, the Company will concentrate its marketing efforts on increasing site traffic. Promotional space and other content on the site will be provided free to content partners, to increase traffic. The Company intends to form strategic relationships with the existing top Internet guides, including providing free content links to areas of their sites that those guides want to promote (for example, by providing free content links to the Yahoo Golf Guide). Through the use of free space inside the TopClick guide, the Company intends to develop a database of advertising contacts, media contacts, and Internet guide contacts. At the same time, the Company will attempt to increase volume to the Company's site using an integrated marketing communications program to existing and new Internet users. The Company further intends to develop piggy-back marketing programs and cross-promotional opportunities with other online media. The Company anticipates increasing its top sites to 25,000 top sites from 5,000 top sites during the next 12 months. The TopClick guide will be offered free to users, strategic partners (such as existing Internet guides) and other media partners.

     The Company will retain records of and analyze information areas that users visit most frequently on its website, allowing the Company to develop specific indexes and guides based on user demand.

     Name Identification. The Company has purchased additional domain names and will attempt to prevent third parties from adopting names similar to TopClick. The Company has entered into various domain name registration agreements for Topsearches.com, Mytopclick.com, Topclicking.com, Topclick-Inc.com, Topclickinc.com, Top-Clicks.net, Topclick.net, Topclicks.net, Topclicks.com, Top-click.com, Top-clicks.com, Top-click.net, Lookmarks.com with Network Solutions, Inc. ("NSI"). NSI is responsible for the registration of second-level Internet domain names in the top level COM, ORG, NET, and EDU domains. NSI registers these second-level domain names on a first come, first served basis. By registering a domain name, NSI does not determine the legality of the domain name registration, or otherwise evaluate whether that registration or use may infringe upon the rights of a third party. Effective February 25, 1998, NSI revised its domain name dispute policy which provides, among other things, that if a registrant files a civil action related to the registration and use of a domain name, and provides NSI with a copy of the file-stamped complaint, NSI will maintain the status of the domain name record pending a final or temporary decision of that court. In such cases, NSI will deposit control of the domain name into the registry of the court by supplying the registrant with the registry certificate for deposit. While the domain name is in the registry of the court, NSI will not make any changes to the domain name record unless ordered by the court.

     The Company believes that this revision to NSI's domain name dispute policy will discourage frivolous claims against the domain names held by the Company. Domain name registrations are effective for two years and may be renewed year-to-year thereafter.

     Expanding Internet Markets. Nua, one of Europe's leading online consultants and developers, estimates that there were approximately 100 million Internet users worldwide in January, 1998. According to a recent report in Computer Intelligence, the growth rate of Internet users may have increased by as much as 30% in 1998. The Company anticipates that it may benefit from that growth; however, no guaranty can be provided that such will occur.

     North American Internet users represent more than 80% of all users. Until a year ago, almost 99% of the 13 million servers hooked to the Internet were distributed throughout North America, Western Europe and Japan. Internet advertising revenue has grown significantly since 1996, and, in 1998, approached the total advertising revenue for all domestic national newspaper revenues. Most analysts predict that this significant growth rate will continue through the year 2000. Netscape World recently predicted that Internet advertising revenues will surpass those of all domestic national newspaper revenues by this year. The Company should benefit from such growth; however, no guaranty can be provided that the Company will so benefit.

     Competition. Competition to provide Internet Guides to Internet users is significant and the Company expects the competition to increase. The Company will compete directly with other companies and businesses that have developed and are in the process of developing technologies and services which will be competitive with the technologies and services developed and offered by the Company. There can be no assurance that other technologies or services which are functionally equivalent or similar to the technologies and services, of the Company have not been developed or are not in development. The Company expects that there are companies or businesses which may have developed or are developing such technologies and services, as well as other companies and businesses which have the expertise which would encourage them to develop and market services directly competitive with those developed and marketed by the Company. To the extent that customers exhibit loyalty to the supplier that first supplies them with a particular service or technology, the competitors of the Company may have an advantage over the Company with respect to services and technologies first developed by such competitors. As a result of their size and breadth of their service offerings, certain of these competitors have been and will be able to establish managed accounts by which they seek to gain a disproportionate share of users for their services and technologies. Such managed accounts present significant competitive barriers to the Company. It is anticipated that the Company will benefit from its participation in niche markets which, as they expand, may attract the attention of the competitors of the Company.

     There can be no assurance that competitors have not or will not succeed in developing technologies and services that are more effective than any which have been or are being developed by the Company or which would render the services and products of the Company obsolete and noncompetitive. The Company has significant competition which includes, but is not limited to, the Browser companies; Internet Distribution Companies; existing established content providers; Internet search and directory sites; broadband communications companies; large media conglomerates; commercial and non-commercial computer operating systems companies; software development companies; directory companies (e.g. Yellow Pages); and Bookmark Managers.

     Many of the Company's existing competitors, as well as a number of potential new competitors, have longer operating histories in the Web market, greater name recognition, larger customer bases and databases and significantly greater financial, technical and marketing resources than the Company. Such competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential employees, distribution partners, advertisers and content providers. Further, there can be no assurance that the Company's competitors will not develop Web search and retrieval services that are equal or superior to those of the Company or that achieve greater market acceptance than the Company's products and services in the area of name recognition, performance, ease of use and functionality. There can also be no assurance that ISPs, OSPs, Web browsers and other Web content providers will not be perceived by advertisers as having more desirable Web sites for placement of advertisements. In addition, a number of the Company's competitors have established collaborative relationships with ISPs, OSPs and other Web content providers. Accordingly, there can be no assurance that the Company will be able to retain a customer base of advertisers or maintain or increase traffic on its network or that competitors will not experience greater growth in traffic than the Company as a result of such relationships, which could have the effect of making their Web sites more attractive. There can also be no assurance that the Company will be able to compete successfully against its current or future competitors or that competition will not have a material adverse effect on the Company's business, results of operations and financial condition.

     Regulation. The Internet has been under increasing scrutiny by various state, federal and international regulatory agencies. The Company may be subject to various existing or proposed forms of government regulations, including restrictions on interstate telecommunications to promote certain transactions and age-based content restrictions. Any future violation of, and the cost of compliance with, these laws and regulations could have a material adverse effect on the Company's business, financial condition and results of operations.

     Third-Party Reliance. The Company may become dependent upon various third parties for one or more significant services required for the business of the Company, which services will be provided to the Company pursuant to agreements with such providers. Inasmuch as the capacity for certain services by certain third parties may be limited, the inability of the Company, for economic or other reasons, to continue to receive services from existing providers or to obtain similar services from additional providers could have a material adverse effect on the Company.

     The Company currently owns and also licenses from third parties its technologies. As it continues to introduce new services that incorporate new technologies, it may be required to license technology from others. There can be no assurance that these third-party technology licenses will be available to the Company on commercially reasonable terms, if at all. The inability of the Company to obtain any of these technology licenses could result in delays or reductions in the introduction of new services or could adversely affect the performance of its services until equivalent technology could be identified, licensed and integrated.

     Market Forces. The Company's results of operations may vary from period to period due to a variety of factors, including the level of research and development of the Company, the introduction of new products or services by the Company or its competitors, cost increases from third-party service providers, changes in marketing and sales expenditures, market acceptance of the products and services of the Company, competitive pricing pressures, and general economic and industry conditions that affect customer demand.

     As with any relatively new business enterprise operating in a specialized and intensely competitive market, the Company is subject to many business risks which include, but are not limited to, unforeseen marketing and promotional expenses, unforeseen negative publicity, competition, and lack of operating experience. Many of the risks may be unforeseeable or beyond the control of the Company. There can be no assurance that the Company will successfully implement its business plan in a timely or effective manner, or that management of the Company will be able to market its services and sell enough products to generate sufficient revenues and continue as a going concern.

     Business Interruption; Reliance on Computer and Telecommunications Infrastructure. The Company's success will be dependent in large part on its continued investment in sophisticated telecommunications and computer systems and computer software. The Company anticipates making significant investments in the acquisition, development, and maintenance of such technologies in an effort to remain competitive and anticipates that such expenditures will be necessary on an on-going basis. Moreover, computer and telecommunication technologies are evolving rapidly and are characterized by short product lifecycles, which requires the Company to anticipate technological developments. There can be no assurance that the Company will be successful in anticipating, managing or adopting such technological changes on a timely basis or that the Company will have the capital resources available to invest in new technologies. In addition, the Company's business is highly dependent on its computer and telecommunications equipment and software systems, the temporary or permanent loss of which, through physical damage or operating malfunction, could have a material adverse effect on the Company's business. Operating malfunctions in the software systems of financial institutions, market makers, and other parties might have an adverse affect on the operations of the Company. The Company's business is materially dependent on service provided by various local and long distance telephone companies. A significant increase in the cost of telephone services that is not recoverable through an increase in the price of the Company's services, or any significant interruption in telephone services, could have a material adverse effect on the Company.

     Reliance on Growth and Use of the Internet. The substantial growth in the use of and interest in the Internet and the Web is a recent phenomenon. There can be no assurance that communication or commerce over the Internet will become more widespread or that extensive content will continue to be provided over the Internet. The Internet may not prove to be a viable commercial marketplace for a number of reasons, including potentially inadequate development of the necessary infrastructure, such as a reliable network backbone, or timely development and commercialization of performance improvements, including high speed modems. In addition, to the extent that the Internet continues to experience significant growth in the number of users and level of use, there can be no assurance that the Internet infrastructure will continue to be able to support the demands placed upon it by such potential growth or that the performance or reliability of the Web will not be adversely affected by this continued growth. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or due to increased governmental regulation. Changes in or insufficient availability of telecommunications services to support the Internet also could result in slower response times and adversely affect usage of the Web and the Company's online media properties. If use of the Internet does not continue to grow, or if the Internet infrastructure does not effectively support growth that may occur, the Company's business, operating results and financial condition would be materially and adversely affected.

     Uninsured Loss; Acts of God. The Company is required to carry and maintain a comprehensive general liability insurance policy, an employer's liability policy, and worker's compensation, as specified in the Master Service Agreement with Frontier attached hereto as Exhibit 5. The Company is also required to maintain liability insurance pursuant to the commercial lease for its business premises. The Company may also carry and maintain other business insurance of the types customarily carried by similar businesses. However, there are certain types of extraordinary occurrences which may be either uninsurable or not economically insurable. For example, in the event of a major earthquake, the Company's telecommunications and computer systems could be rendered inoperable for protracted periods of time, which would adversely affect the Company's financial condition. In the event of a major civil disturbance, the Company's operations could be adversely affected. Should such an uninsured loss occur, the Company could lose significant revenues and financial opportunities in amounts which would not be partially or fully compensated by insurance proceeds.

     The strategy of the Company for growth is substantially dependent upon its ability to market its services successfully. There can be no assurance that the Company will be able to market its services on acceptable terms, or at all. Failure of the Company to market its services successfully could have a material adverse effect on the Company's business, financial condition or results of operations.

     Regulatory and Market Influences. The Internet is subject to changing political, economic and regulatory influences that will affect the procurement practices and operation of Internet directory service organizations. Changes in current Internet directory service reimbursement systems could result in the need for unplanned product enhancements, in delays or cancellations, or in the revocation of endorsement of the services of the Company. Any of these occurrences could have a material adverse effect on the Company's business, financial condition and results of operations. During the past several years, various Internet directory service industries and telecommunications industries have been subject to an increase in governmental and international regulation. Certain proposals to reform the telecommunications and Internet service systems are periodically under consideration by the appropriate regulators. These programs may contain proposals to increase government involvement in Internet directory services and otherwise change the operating environment for the customers of the Company. The Company cannot predict what impact, if any, such factors might have on its business, financial condition and results of operations. In addition, many Internet directory service providers are consolidating to create integrated Internet directory service delivery systems with greater regional market power. As a result, these emerging systems could have greater bargaining power, which may lead to price erosion of the products of the Company. The failure of the Company to maintain adequate price levels would have a material adverse effect on the Company's business, financial condition and results of operations. Other legislative or market-driven reforms could have unpredictable effects on the Company's business, financial condition and results of operations.

     Growth of Business. Since its inception, the Company has experienced significant change and expansion in its business and operations, which have placed significant demands on the Company's administrative, operational, financial, and other resources. Future growth, if any, could place a significant strain on the Company's management, operational, financial, and other resources. The Company's ability to manage future growth will depend upon a significant expansion of its accounting and other internal management systems and the implementation and subsequent improvement of a variety of systems, procedures, and controls. Moreover, the Company will need to continue to train, motivate, and manage its employees and attract and retain qualified senior managers and technical professionals. If the Company's management is unable to manage growth effectively, there could be a material adverse effect on the Company's business, financial condition, and operating results.

     Key Personnel. The future success of the Company will depend in part on the service of its key personnel and, additionally, its ability to identify, hire and retain additional qualified personnel. There is intense competition for qualified personnel in the areas of the activities of the Company, and there can be no assurance that the Company will be able to continue to attract and retain such personnel necessary for the development of the business of the Company. Because of the intense competition, there can be no assurance that the Company will be successful in adding personnel as needed to satisfy the staffing requirements of the Company. Failure to attract and retain key personnel could have a material adverse effect on the Company.

     Dependence on Management. The Company is dependant on the efforts and abilities of its senior management. The loss of various members of that management could have a material adverse effect on the business and prospects of the Company. The members of the Board of Directors of the Company believe that all commercially reasonable efforts have been made to minimize the risks attendant with the departure by key personnel from the service of the Company. There is no assurance, however, that upon the departure of key personnel from the service of the Company that replacement personnel will cause the Company to operate profitably.

     Although the Company intends to pursue a strategy of aggressive marketing and development of its primary product, Topclick.com, a new Internet information retrieval guide, and related Internet products and services, implementation of this strategy will depend in large part on its ability to (i) establish a significant customer base and maintain favorable relationships with those customers; (ii) effectively operate its websites and Internet services; (iii) obtain adequate financing on favorable terms to fund its business strategy; (iv) maintain appropriate procedures, policies, and systems; (v) hire, train, and retain skilled employees; and (vi) continue to operate in the face of increasing competition. The inability of the Company to obtain or maintain any or all of these factors could impair its ability to successfully implement its business strategy, which could have a material adverse effect on the results of operations and financial condition of the Company.

     Impact of the Year 2000. The Year 2000 (commonly referred to as "Y2K") issue results from the fact that many computer programs were written using two, rather than four, digits to identify the applicable year. As a result, computer programs with time-sensitive software may recognize a two digit code for any year in the next century as related to this century. For example, "00", entered in a date-field for the year 2000, may be interpreted as the year 1900, resulting in system failures or miscalculations and disruptions of operations, including, among other things, a temporary inability to process transactions or engage in other normal business activities.

     In order to improve operating performance, the Company has undertaken a number of significant systems initiatives. All hardware, software and communication systems owned by or supplied to the Company have been analyzed by reviewing all relevant product and service manuals, contacting vendors, and on-line research of relevant vendor websites. The Company telephoned its phone systems provider, its alarm monitoring company, and its website hosting provider to ensure Y2K compliance. The Company also conducted on-line vendor reviews of its desktop Pentium computers and its Windows 95 and Microsoft Office software. For other software, the Company contacted the providers, reviewed the relevant manuals, and reviewed vendor websites to ensure Y2K compliance. The Company also considered and reviewed Y2K compliance of its power-backup systems suppliers.

     An ancillary benefit of the Company's systems initiatives specified above is that the resulting systems are Year 2000 compliant. The Company (i) has completed an assessment of each of its operations and their Year 2000 readiness,
(ii) has determined that appropriate  actions have been and are being taken, and
(iii) believes that it has completed its overall Year 2000 remediation prior to any anticipated impact on its operations. The Company has determined that the Year 2000 issue will not pose significant operational problems for its computer systems. However, although the Company has initiated formal communications with a number of its significant suppliers to determine the extent to which the Company's interface systems are vulnerable to those third parties' failure to remediate their own Year 2000 issues, and will initiate similar communication with major customers as well as the balance of its major suppliers in 1999, there is no guarantee that the systems of other companies on which the Company's systems rely will be timely converted and would not have an adverse effect on the Company's systems.

     In a worst case scenario, the Company's primary service, an information retrieval guide for Internet users, could be adversely affected by the non-compliance of banks, communications providers, utilities, common carriers, the Company's customers, potential customers and other sources known and unknown to the Company. Widespread breakdowns in the telecommunications industry would have an adverse affect on the Company's operations. The ultimate impact of the Y2K issue cannot be reasonably estimated at this time. Many Y2K problems might not be readily apparent when they first occur, but instead could imperceptibly degrade technology systems and corrupt information stored in computerized databases, in some cases before January 1, 2000.

     State of Readiness for Y2K. The Company has performed an assessment of the Company's information technology ("IT") systems as well as its non-IT systems (such as embedded technology in manufacturing or process control equipment containing microprocessors or other similar circuitry). The Company evaluated all hardware and software for Y2K compliance by using sources from the Internet, by contacting manufacturers, and by contacting third party suppliers of phone systems and security systems. Additionally, the Company reviewed product documentation for Y2K compliance where such was available.

     The in-house workstations of Company employees and subcontractors are Pentium Personal Computers which utilize Windows 95 and Office 97+ software. The Company believes that all critical applications of that software are Y2K compliant. The Company has one additional workstation which is also Y2K compliant.

     Built on a UNIX platform, the server hardware and software for the webserver environments used to host and serve the TopClick website are also Y2K compliant. After conducting testing and evaluation, the Company believes that its phone system, its Network Hub, its power backup systems and its security system are all Y2K compliant. The Company's facsimile machine, however, is not Y2K compliant.

     Cost to Address the Company's Y2K Issues. The only significant equipment replacement cost the Company anticipates is approximately CDN$600 to replace the Company's facsimile machine. The Company does not anticipate any additional upgrade, replacement, or equipment servicing charges to become Y2K compliant. The Company will monitor external service providers through the Year 2000 at a cost of approximately CDN$125.00. Therefore, based on current estimates, the costs of addressing this issue are not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows. The potential impact of the Y2K issue on significant customers, vendors and suppliers of the Company cannot be reasonably estimated at this time.

     Third-Party Y2K Risks to the Company. The Company believes that the most significant Y2K risks to the Company's continued operations are the Company's dependence on (i) electrical power and (ii) phone and data lines. Power failures or shortages resulting from British Columbia Hydro's failure to become Y2K compliant would hinder the Company's operations. Moreover, system-wide failures in the Company's telecommunications provider, BC Tel, resulting from BC Tel's failure to become Y2K compliant, would similarly hinder the Company's operations. The Company might also lose data which the Company stores in-house.

     The Company's Contingency Plans. To prevent electrical failures from adversely affecting the Company's operations, the Company performs regularly scheduled data backups and connects its computer system to backup power systems. Through the Year 2000, the Company will continue to communicate with its electrical and telecommunications providers to remain informed about (i) the status of such suppliers' Y2K compliance, and (ii) the potential impact that the failure of these suppliers to become Y2K compliant will have on the Company.

     Liquidity and Capital Resources. As set forth above, on or about January 30, 1999, the Company entered into a Financing Agreement which provided the Company with $2,000,000. The Company believes that it may be able to acquire additional financing at commercially reasonable rates. Because the Company is not generating any revenues from the sale or licensing of their service products, the Company's only external source of liquidity is the sale of its capital stock.

     Results of Operations. The Company has not yet realized any revenue from operations.

Item 3. Description of Property

     Property held by the Company. As of the dates specified in the following table, the Company held the following property:

================================================================================
                                Property                     February 28, 1999
--------------------------------------------------------------------------------
         Cash                                                   $1,850,000
================================================================================
         Intellectual Property (estimated value)                $ unknown
--------------------------------------------------------------------------------
         Property and Equipment                                 $148,900
--------------------------------------------------------------------------------

     The Company owns the TopClick website and all proprietary software incidental to the operation thereof. The Company has purchased additional domain names similar to TopClick in an attempt to prevent third parties from exploiting the TopClick brand name. On or about August 3, 1998, TC purchased office furniture and communications systems to furnish the Company offices located at Suite 200, 1636 West 2nd Avenue, Vancouver, British Columbia, Canada V6J 1H4. TC acquired office workstations and fixtures with an inventory value of $74,000 for the actual purchase price of $22,000; a Telecomms System for $14,000; 10 personal computers, a laptop computer, and servers, for $23,700; software and databases for $29,000; 3 printers and personal computer accessories for $6,500; and an office security system for $1,700.

     The Company has become the successor-in-interest to TopClick (Canada) Inc.'s commercial lease for the premises located at #200-1636 W. Second Avenue in Vancouver, British Columbia. That lease commenced August 1, 1998 and expires July 31, 2001, and consists of approximately 3,500 square feet designated for use as Internet software and related business offices. The annual base rental is $42,000, paid in monthly installments and subject to typical common area charges and pro rata tax charges. The Company shall have the right to renew the lease for an additional 3 year period if the Company is not in default under the lease at the date of expiration.

     Intellectual Property Strategy. The Company will attempt to protect its proprietary technology and domain names (see the discussion under the heading entitled "Name Identification" on Page 6 of this Registration Statement). The Company exclusively owns any and all software that it develops and retains the right to license its products to third parties. The Company may rely on a combination of copyright, NIS registration, trademark and trade secrecy laws, and confidentiality agreements with its employees and subcontractors, to protect its intellectual property rights in its products.

     The Company faces a challenge unique to the software and computing industry. While it is possible to protect a product's "look and feel", it is almost impossible for a company to protect its Internet and software features and functions. This means that another organization may elect to use the Company's products as prototypes or guides for their own development. This can drastically shorten a competitor's product development cycle. The Company intends to remain among the top innovators and most customer-focused providers of Internet information retrieval systems. This will require the Company to spend significant funds for continuing research and development activities. The Company regards its technology as proprietary and may attempt to protect its technology with copyrights, trademarks, trade secret laws, restrictions on disclosure and transferring title and other methods, and has plans to seek a patent with respect to certain aspects of its searching and indexing technology. There can be no assurance that any patents that may issue from these applications will be sufficient to protect the Company's technology. In addition, there can be no assurance that any patents that may be issued will not be challenged, invalidated or circumvented, or that any rights granted thereunder would provide proprietary protection to the Company. Failure of any patents to provide protection of the Company's technology may make it easier for the Company's competitors to offer technology equivalent to or superior to the Company's technology.

     The Company also anticipates entering into confidentiality or license agreements with its employees and consultants and generally controls access to and distribution of its documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's services or technology without authorization, or to develop similar technology independently. In addition, effective copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries, and the global nature of the Web makes it virtually impossible to control the ultimate destination of the Company's services. Policing unauthorized use of the Company's technology is difficult. There can be no assurance that the steps taken by the Company will prevent misappropriation or infringement of its technology. In addition, litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could have a material and adverse effect on the Company's business, results of operations and financial condition.

     Many parties are actively developing search, indexing and related Web technologies at the present time. The Company believes that they will take steps to protect these technologies, including seeking patent protection. As a result, the Company believes that disputes regarding the ownership of such technologies will probably occur in the future.

     The Company may, in the future, receive notice of claims of infringement of other parties' proprietary rights, including claims for infringement resulting from the downloading of materials by the online or Web services operated or facilitated by the Company. Although the Company investigates claims and responds as it deems appropriate, there can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against the Company or that any assertions or prosecutions will not materially and adversely affect the Company's business, results of operations and financial condition. Irrespective of the validity or the successful assertion of such claims, the Company would incur significant costs and diversion of resources with respect to the defense thereof which could have a material adverse effect on the Company's business, results of operations and financial condition. If any claims or actions were asserted against the Company, the Company might seek to obtain a license under a third party's intellectual property rights. There can be no assurance, however, that under such circumstances a license would be available on commercially reasonable terms, or at all.

Item 4. Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth certain information regarding the beneficial ownership of the Company's common stock as of April 15, 1999, by (i) each person or entity known by the Company to be the beneficial owner of more than 5% of the outstanding shares of common stock, (ii) each of the Company's directors and named executive officers, and (iii) all directors and executive officers of the Company as a group.


                                    Name and Address                   Amount and Nature
Title of Class                      of Beneficial Owner                of Beneficial Owner                Percent of Class
--------------                      -------------------                -------------------                ----------------
$.001 Par Value Common Stock        Chris Lewis                        Officer and Director;                    40.27%
                                                                       5,280,571 common shares
                                                                       (also holds 225,000 options)

$.001 Par Value Common Stock        Terry Livingstone                  Chief Operating Officer;                  1.75%
                                                                       229,675 common shares
                                                                       (also holds 225,000 options)


     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission ("Commission") and generally includes voting or investment power with respect to securities. In accordance with Commission rules, shares of the Company's common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees. Subject to community property laws, where applicable, the persons or entities identified in the table above have sole voting and investment power with respect to all shares of the Company's common stock indicated as beneficially owned by them.

     Changes in Control. Management of the Company is not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403(c) of Regulation S-B.

Item 5. Directors, Executive Officers, Promoters and Control Persons

     The directors and principal executive officers of the Company are as specified on the following table:

================================================================================
Name                   Age          Position
--------------------------------------------------------------------------------
Chris Lewis            42           President, Chief Executive Officer, Chairman
                                    of the Board of Directors.
--------------------------------------------------------------------------------
Terry Livingstone                   Chief Operating Officer
--------------------------------------------------------------------------------

Biographical Information on Company's Officers and Directors:

     President, Chairman of the Board and Chief Executive Officer. Chris Lewis is the Company's President and Chief Executive Officer, as well as Chairman of the Board of Directors. Mr. Lewis developed the TopClick Guide concept and has responsibility for the strategic planning relating to the products and services currently under development by the Company. Mr. Lewis has significant experience in business planning and marketing and has participated in the development and commercial exploitation of 19 products, including the world's first alphanumeric paging service. His marketing and communications experience includes small regional direct mail advertising campaigns to full national television advertising campaigns supported by print advertising, outdoor poster activities, product design and packaging, 1-800 telephone response facilities and full media launch presentations.

     During the past 25 years Mr. Lewis has held sales and marketing management positions in a number of industries, including men's fashion clothing, mobile communications, telecommunications, computer software and Internet applications, and the Do-It-Yourself handyman industry.

     In 1987 he was selected as one of eight managers (in a company employing 185,000 people) to attend the Accelerated Business Degree in Business Planning, International Marketing and Marketing Communications (a sub-MBA program) from the Chartered Institute of Marketing. In 1989, working with Paul Fifield, a European marketing strategist (now a member of the Company's advisory board), Mr. Lewis developed a new approach to market segmentation called "Context Marketing" which British Telecom tested in a customer research program and then implemented as a principal methodology in its marketing approach.

     In 1992 Mr. Lewis emigrated from London, England to join his family in Western Canada, leaving a position he had held for 6 years at British Telecom as a strategic marketing manager for personal communications. At British Telecom he served as the company representative on a multi-company and university Pan-European Study of Global Social Change to identify the changing customer attitudes, values and expectations that drive consumer purchase behavior. He also worked on several corporate business initiatives as a Marketing Futurist including personal communications, broadband networks, and other specialized projects.

     Chief Operating Officer. Terry Livingstone was recently appointed Chief Operating Officer of the Company. Prior to this appointment, Mr. Livingstone was the Western United States and Canada Project Manager for Nortel Networks, and was responsible for managing complex telecommunications and multiple Internet-related projects with up to 50 staff under his co-ordination, including the areas of computer operations, programming, systems analysis, design and project implementation. Prior to working for Nortel Networks, Mr. Livingstone was a Senior Project Manager with MacDonald Dettwiler, where he oversaw projects in Taiwan, Egypt, and north America for DGPS and radar surveillance systems. Terry has also worked at Want Canada, where he managed multiple development teams and product applications for government and commercial customers across Canada. He has also managed projects in Saudi Arabia and the Philippines in planning, organizing, controlling and implementing turnkey nation-wide systems.

Item 6. Executive Compensation - Remuneration of Directors and Officers.

     Any compensation received by officers, directors, and management personnel of the Company will be determined from time to time by the Board of Directors of the Company. Officers, directors, and management personnel of the Company will be reimbursed for any out-of-pocket expenses incurred on behalf of the Company.

     Summary Compensation Table. The table set forth below summarizes the annual and long-term compensation for services in all capacities to the Company payable to the Chief Executive Officer of the Company and the other executive officers of the Company whose total annual salary and bonus is anticipated to exceed $50,000 during the year ending December 31, 1999. The Board of Directors of the Company may adopt an incentive stock option plan for the Company's executive officers which would result in additional compensation.

SUMMARY COMPENSATION TABLE

ANNUAL COMPENSATION
---------------------------------------
             Name                                                               Other Annual            All Other
    and Principal Position          Year       Salary($)        Bonus($)       Compensation($)       Compensation($)
    ----------------------          ----       ---------        --------       ---------------       ---------------
Chris Lewis,                        1999       $144,000          None              None                   None
President and Chief Executive
Officer

Terry Livingstone                   1999       $100,000          None              None                   None
Chief Operating Officer

     Compensation of Directors. The Company anticipates that the Board of Directors of the Company will approve a stock option and compensation plan for non-executive directors (that is, directors who do not also serve as executive officers of the Company). The Company anticipates that those non-executive directors shall receive shares of the Company's $.001 par value common stock worth $5,000 each quarter, and an additional $1,250 per quarter designated as a "meeting attendance fee". Therefore, the total compensation paid to each non-executive director shall be equivalent to $25,000 annually.

     The Company also anticipates that, beginning in the first quarter of 1999, Chris Lewis, the President and a director of the Company, shall receive $12,000 per month as compensation for his services as a director and executive officer, and Mr. Livingstone shall receive approximately $8,350 per month as compensation for his services as an executive officer. Neither Mr. Lewis nor Mr. Livingstone has earned, or is entitled to, any stock options, stock appreciation rights, stock-based compensation or other forms of non-cash compensation in lieu of a portion of this anticipated annual compensation.

     Specified below, in tabular form, is the aggregate annual remuneration of the Company's Chief Executive Officer and the four (4) most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of the Company's last completed fiscal year.

================================================================================
Name of individual or                Capacities in which             Aggregate
Identity of Group                remuneration was received         remuneration
--------------------------------------------------------------------------------
All Executive Officers(1)        None                             None
================================================================================

     None of the Company's executive officers received any compensation in the last fiscal year.

Item  7. Certain Relationships and Related Transactions

     Related Party Transactions. The Acquisition Agreement attached as Exhibit B to the Financing Agreement provides, among other things, that as part of a series of related transactions, HBD and the shareholders of TC transferred their shares of TC to the Company so that TC became a wholly-owned subsidiary of the Company. As set forth previously, the Company, HBD and TC have some common directors and management and therefore the Acquisition Agreement was not the result of arm's-length bargaining.

     The September, 1998 transaction between the Company's wholly-owned subsidiary, TC, and HBD was not the result of arm's-length negotiations. The TopClick website and related assets were valued by the Board of Directors of HBD ("HBD Board") at $700,000. The HBD Board valued the forgiveness of a debt in the amount of CDN$480,000 at $315,789, at an exchange rate of 1.52 Canadian dollars to one United States dollar. The HBD Board believes that total consideration for the sale of the TopClick website and related assets was, therefore, approximately $1,015,789. However, the real cost to HBD of designing, developing and building the TopClick website, assembling the development personnel, and developing a business plan and strategy for the TopClick website, during a period of approximately 18 months, was approximately CDN$1,000,000. Therefore, the sale resulted in a profit of approximately 50% to HBD.

Item  8. Legal Proceedings

     There are no legal actions pending against the Company nor are any such legal actions contemplated.

Item  9.  Market for Common Equity and Related Stockholder Matters

     The Company participates in the OTC Bulletin Board, an electronic quotation medium for securities traded outside the Nasdaq Stock Market, and maintained by the National Association of Securities Dealers, Inc. The Company's common stock trades on the OTC Bulletin Board under the trading symbol "TOCK". The Company's common stock has closed at a low of 2 1/2 and a high of 8 1/8 for the 52-week period ending April 16, 1999, and closed at 3 1/2 on that date. This market is extremely limited and the prices for the Company's common stock quoted by brokers is not necessarily a reliable indication of the value of the Company's common stock.

--------
(1) The officers and directors of the Company received no direct compensation from the Company during the Company's most recent fiscal year. The officers and directors of the Company are reimbursed for expenses incurred on behalf of the Company.

     There are approximately 2,000 holders of the Company's common stock. There have been no cash dividends declared on the Company's common stock since the Company's inception. Dividends will be declared at the sole discretion of the Company's Board of Directors.

     The Company has granted stock options to 4 full time employees. As specified above, Chris Lewis was granted options to acquire 225,000 shares and Terry Livingstone was granted options to acquire 25,000 shares. Jason Wilkes, manager of product development, was granted options to acquire 150,000 shares of the Company's $.001 par value common stock and Rory Wadham, a senior programmer, was granted options to acquire 35,000 shares of the Company's $.001 par value common stock. The options are at a price of $0.50 per share and vest 20% per annum during a 3 year period (except for Mr. Livingstone's options, which expire after one year). The Plan provides that if an employee's employment with the Company is terminated for cause, that employee forfeits all options; and further provides that, in the event an employee voluntarily terminates his or her employment with the Company, any available options vested on the date of termination must be exercised within 30 days.

Item  10.  Recent Sales of Unregistered Securities

     There have been no sales of unregistered  securities  within the last three
(3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

     On or about January 30, 1999, the Company sold 4,912,500 shares of its $.001 par value common stock for $0.20 per share. The shares were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933 set forth in Section 3(b) of that act and Rule 504 of Regulation D promulgated by the Securities and Exchange Commission. The offering price for the shares was arbitrarily set by the Company and had no relationship to assets, book value, revenues or other established criteria of value. The gross proceeds to the Company were $982,500. The Company used $150,000 of these funds to repay an outstanding loan of $150,000 from a group of investors represented by Sonora Capital Corporation, a British Columbia corporation.

     On or about March 28, 1999, the Company sold 400,000 shares of its $0.001 par value common stock for $2.50 per share. The shares were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933 set forth in Regulation S promulgated by the Securities and Exchange Commission. Specifically, the offer was made to "non U.S. persons," as that term is defined under applicable federal securities laws. The offering price for those shares was arbitrarily set by the Company and had no relationship to assets, book value, revenues or other established criteria of value. The net proceeds to the Company were $1,000,000.

Item  11.  Description of Securities

     The Company is authorized to issue 100,000,000 shares of common stock, $.001 par value, each share of common stock having equal rights and preferences, including voting privileges. The Company is not authorized to issue shares of preferred stock. As of April 2, 1999, 13,112,740 shares of the Company's common stock were issued and outstanding.

     The shares of $.001 par value common stock of the Company constitute equity interests in the Company entitling each shareholder to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of the Company's common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors of the Company or any other matter, with the result that the holders of more than 50% of the shares voted for the election of those directors can elect all of the Directors. The holders of the Company's common stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors from funds legally available therefor; provided, however, that cash dividends are at the sole discretion of the Company's Board of

Directors. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities of the Company and after provision has been made for each class of stock, if any, having preference in relation to the Company's common stock. Holders of the shares of Company's common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Company's common stock. All of the outstanding shares of Company's common stock are duly authorized, validly issued, fully paid and non-assessable.

Item  12.  Indemnification of Directors and Officers

     Article Seventh of the Certificate of Incorporation of the Company provides, among other things, that directors of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of such director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) liability for unlawful payments of dividends or unlawful stock purchase or redemption by the corporation; or (iv) for any transaction from which such director derived any improper personal benefit. Accordingly, the directors of the Company may have no liability to the shareholders of the Company for any mistakes or errors of judgment or for any act of omission, unless such act or omission involves intentional misconduct, fraud, or a knowing violation of law or results in unlawful distributions to the shareholders of the Company.

     There are no indemnification provisions in the Company's Certificate of Incorporation regarding officers of the Company. However, the Company anticipates that it will enter into indemnification agreements with each of its executive officers pursuant to which the Company will agree to indemnify each such person for all expenses and liabilities, including criminal monetary judgments, penalties and fines, incurred by such person in connection with any criminal or civil action brought or threatened against such person by reason of such person being or having been an officer or director or employee of the Company. In order to be entitled to indemnification by the Company, such person must have acted in good faith and in a manner such person believed to be in the best interests of the Company and, with respect to criminal actions, such person must have had no reasonable cause to believe his or her conduct was unlawful.

     IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, INDEMNIFICATION FOR LIABILITIES ARISING PURSUANT TO THE SECURITIES ACT OF 1933 IS CONTRARY TO PUBLIC POLICY AND, THEREFORE, UNENFORCEABLE.

Item  13.  Financial Statements

     Copies of the financial  statements  specified in Regulation  228.310 (Item
310) are filed with this Registration Statement on Form 10-SB (see Item 15 below).

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

     There have been no changes in or disagreements with the Company's accountants since the formation of the Company required to be disclosed pursuant to Item 304 of Regulation S-B.

Item 15.  Financial Statements and Exhibits

(a)  Index to Financial Statements.                                        Page


Audited Financial Statements of the Company:

Independent Auditor's Report                                                 F-1

Balance Sheets for the Three Months Ended March 31, 1998, the Year Ended December 31, 1997, and from October 3,

1996 (Date of Inception) to December 31, 1996 and
March 31, 1998                                                               F-2

Statements of Operations                                                     F-3

Statement of Changes in Shareholders' Equity (Deficit)                       F-4

Statements of Cash Flows                                                     F-5

Notes to Financial Statements                                         F-6 to F-8

Unaudited Financial Statements of TopClick (Canada) Inc.:

Review Engagement Report                                                     F-9

Balance Sheets as of September 30, 1998
and June 30, 1998                                                           F-10

Statements of Operations for the three-month period
ended September 30, 1998                                                    F-11

Statement of Changes in Financial Position                                  F-12

Notes to Financial Statements                                       F-13 to F-14

Schedule 1 - Deferred Development Costs                                     F-15

Schedule 2 - Deferred Development Costs                                     F-16

(b)  Index to Exhibits.

     Copies of the following documents are filed with this Registration Statement, Form 10-SB as exhibits:

Index to Exhibits                                                          Page
-----------------                                                          ----

1        Certificate of Incorporation
          (Charter Document)                                                E-1

2        Amendment to Certificate of Incorporation                          E-2
         (Charter Document)

3        Bylaws                                                 E-3 through E-12

4        Financing Agreement*
         (material contract)

5        Frontier GlobalCenter, Inc. Agreement                 E-13 through E-17
         (material contract)

* to be filed by amendment

                                   SIGNATURES

     In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, on April ___, 1999.

                                            TopClick International, Inc.,
                                            a Delaware corporation

                                            By:  ________________________
                                            Its:     President

                      [LETTERHEAD HARLAN & BOETTGER, LLP]


                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of Galveston Oil & Gas, Inc.:

We have audited the accompanying balance sheets of Galveston Oil & Gas, Inc. (a development stage company) as of March 31, 1998, December 31, 1997 and 1996, and the related statements of operations, changes in stockholders equity (deficit), and cash flows for the three months ended March 31, 1998, the year ended December 31, 1997, and from October 3, 1996 (date of inception) to December 31, 1996 and March 31, 1998. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 1998, December 31, 1997 and 1996, and the results of its operations and its cash flows for the three months ended March 31, 1998, the year ended December 31, 1997, and from October 3, 1996 (date of inception) to December 31, 1996 and March 31, 1998 in conformity with generally accepted accounting principles.

/s/ Harlan & Boettger, LLP

San Diego, California
April 27, 1998

                            GALVESTON OIL & GAS, INC.
                          (A Development Stage Company)
                                 BALANCE SHEETS

                                                                  March 31,    December 31,  December 31,
                                                                    1998           1997         1996
                                                                    ----           ----         ----
      ASSETS

CURRENT ASSETS
     Cash                                                          $ 12,051       $     95       $ --
                                                                   --------       --------       ----
          TOTAL CURRENT ASSETS                                       12,051             95         --
INVESTMENT, net (Notes A and C)                                       5,937          6,250         --
                                                                   --------       --------       ----
          TOTAL ASSETS                                             $ 17.988       $  6,345       $ --
                                                                   ========       ========       ====

      LIABILITIES AND STOCKHOLDERS'
             EQUITY (DEFICIT)

CURRENT LIABILITIES
     Accounts payable                                              $  5,059       $  1,554       $ --
     Note payable-related party (Note D)                                 --          7,500         --
                                                                   --------       --------       ----
          TOTAL CURRENT LIABILITIES                                   5,059          9,054         --
                                                                   --------       --------       ----

COMMITMENTS (Note F)

STOCKHOLDERS' EQUITY (DEFICIT) (Note E)
         Preferred stock, $.00l par value, 20,000
           shares authorized, none issued or outstanding                 --             --         --
         Common stock, $.001 par value, 99,980,000
           shares authorized, 2,450,000, 700,000 and 0 issued
           and outstanding, respectively                              2,450            700         --
         Additional paid-in capital                                  17,456          2,100         --
         Deficit accumulated during development stage                (6,977)        (5,509)        --
                                                                   --------       --------       ----
          TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                       12,929         (2,709)        --
                                                                   --------       --------       ----

         TOTAL LIABILITIES AND STOCKHOLDERS'
             EQUITY (DEFICIT)                                      $ 17,988       $  6,345       $ --
                                                                   ========       ========       ====


   The accompanying notes are an integral part of these financial statements.

                            GALVESTON OIL & GAS, INC.
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS

                                                                                     From             Cumulative
                                                                  For the       October 3, 1996          from
                                              For the three      year ended    (date of inception)   October 3, 1996
                                              months ended       December 31,   to December 31,    (date of inception)
                                             March 31, 1998         1997              1996          to March 31, 1998
                                             --------------      ------------   -----------------  -------------------
ROYALTIES                                       $      86         $     215         $    --           $     301
                                                ---------         ---------         -------           ---------

OPERATING EXPENSES
      General and administrative                    1,241             4,474              --               5,715
      Depletion                                       313             1,250              --               1,563
                                                ---------         ---------         -------           ---------

TOTAL OPERATING EXPENSES                            1,554             5,724              --               7,278
                                                ---------         ---------         -------           ---------
LOSS FROM OPERATIONS                               (1,468)           (5,509)             --              (6,977)

OTHER INCOME (EXPENSE)                                 --                --              --                  --
                                                ---------         ---------         -------           ---------
LOSS BEFORE INCOME TAXES                           (1,468)           (5,509)             --              (6,977)

     Provision for income taxes (Note H)               --                --              --                  --
                                                ---------         ---------         -------           ---------

NET LOSS                                        $  (1,468)        $  (5,509)        $    --           $  (6,977)
                                                =========         =========         =======           =========
NET LOSS PER COMMON
  SHARE (Note A)                                $    (.00)        $    (.01)        $    --
                                                =========         =========         =======

WEIGHTED AVERAGE SHARES
  OUTSTANDING                                     719,444           466,667              --
                                                =========         =========         =======


   The accompanying notes are an integral part of these financial statements.

                            GALVESTON OIL & GAS, INC.
                          (A Development Stage Company)
             STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                   Deficit
                                                                                 Accumulated
                                          Common Stock             Additional       During             Total
                                     ----------------------          Paid-In      Development       Stockholders'
                                     Shares           Amount         Capital         Stage         Equity (Deficit)
                                     ------           ------         -------      -----------      ----------------
Balance, October 3, 1996                  --      $       --      $       --      $       --       $       --

Balance, December 31, 1996                --              --              --              --               --

Common stock issued (Note E)         525,000             525           2,100              --            2.625

Common stock issued (Note E)         175,000             175              --              --              175

Net loss for the period                   --              --              --          (5,509)          (5,509)
                                  ----------      ----------      ----------      ----------       ----------

Balance. December 31, 1997           700,000             700           2,100          (5,509)          (2,709)

Common stock issued (Note E)       1,750,000           1,750          15,356              --           17,106

Net loss for the period                   --              --              --          (1,468)          (1,468)
                                  ----------      ----------      ----------      ----------       ----------
Balance, March 31, 1998           $2,450,000      $    2,450      $   17,456      $   (6,977)      $   12,929
                                  ==========      ==========      ==========      ==========       ==========


   The accompanying notes are an integral part of these financial statements.

                            GALVESTON OIL & GAS, INC.
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS

                                                                                                                   Cumulative
                                                                             For the             From                 from
                                                        For the three      year ended       October 3, 1996      October 3, 1996
                                                         months ended       December 31,  (date of inception)   (date of inception)
                                                        March 31, 1998        1997       to December 3l, 1996    to March 31, 1998
                                                        --------------     -----------   --------------------    -----------------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net loss                                              $ (1,468)        $ (5,509)        $       --            $ (6,977)
     Adjustments to reconcile net loss to net cash
      provided by operating activities:
     Depletion                                                  313            1,250                 --               1,563
     Issuance of common stock for services                       --            2,800                 --               2,800
     Changes in assets and liabilities:
        Accounts payable                                      3,505            1,554                 --               5,059
                                                           --------         --------         ----------            --------
NET CASH PROVIDED BY OPERATING
  ACTIVITIES                                                  2,350               95                 --               2,445
                                                           --------         --------         ----------            --------
CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of investment                                      --           (7,500)                --              (7,500)
                                                           --------         --------         ----------            --------
NET CASH USED IN INVESTING ACTIVITIES                            --           (7,500)                --              (7,500)
                                                           --------         --------         ----------            --------

CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from issuance of common stock                  17,106               --                 --              17,106
     Payments on note payable-related party                  (7,500)              --                 --              (7,500)
     Issuance of note payable-related party                      --           (7,500)                --               7,500
                                                           --------         --------         ----------            --------
NET CASH PROVIDED BY FINANCING
  ACTIVITIES                                                    9,606            7,500                 --              17,106
                                                           --------         --------         ----------            --------
NET INCREASE IN CASH                                         11,956               95                 --              12,051

CASH AT BEGINNING OF PERIOD                                      95               --                 --                  --
                                                           --------         --------         ----------            --------
CASH AT END OF PERIOD                                      $ 12,051         $     95                 --            $ 12,051
                                                           ========         ========         ==========            ========


   The accompanying notes are an integral part of these financial statements.

                            GALVESTON OIL & GAS. INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS

A.   Organization and Summary of Significant Accounting Policies:

     Organization

     Galveston Oil & Gas, Inc., a Delaware corporation (the "Company"), was incorporated on October 3, 1996 for the purpose of acquiring, exploring and developing oil and gas properties. The Company is a development stage business (Note B).

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported amounts of revenues and expenses. Actual results could differ from those estimates.

     Cash and Cash Equivalents

     The Company considers all investments with a maturity of three months or less to be cash equivalents.

     Investment

     Investment consists of a joint interest in the rights to an oil producing property (Note C). The costs associated with the acquisition of the rights are being amortized based on the depletion of oil reserves over the expected production life, estimated to be six years. Investment is reported net of accumulated depletion of $1,563, $1,250, and $0 as of March 31, 1998, December 31, 1997 and 1996, respectively. It is reasonably possible that management's estimate of the expected production life will change.

     Income Taxes

     Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

     Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

     Concentrations

     The Company generates all of its revenue from an interest in an oil and gas property operated by Marathon Oil Company (Note C). As such, fluctuations in market price or demand of oil can have a significant impact on the Company's operations.

                            GALVESTON OIL & GAS, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


A.   Organization and Summary of Significant  Accounting  Policies:  (continued)

     Loss Per Share

     Loss per share is provided in accordance with Stamtement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings Per Share". Due to the Company's simple capital structure, only basic loss per per share is presented. Basic loss per share is computed by dividing loss available to common stockholders by the weighted average number of common shares outstanding during the period.

B.   Development Stage Business:

     The Company is a development stage business engaged in the acquisition. exploration and development of oil and gas properties. Development stage operations for the Company began upon the incorporation of Galveston Oil & Gas, Inc. on October 3, 1996.

C.   Investment:

     On May 16, 1997, the Company entered into an agreement to purchase the rights, title and interest in an oil and gas lease property through a related party transaction (Note I). This property, known as Airport Trust 1-10, is located in Cleveland County, Oklahoma. The acquisition entitles the Company to a .01000 working interest and a .0075 net revenue interest in the property from the well operator, Marathon Oil Company, for which the Company paid $7,500 (Note D).

D.   Note Payable - Related Party:

     At December 31, 1997, the Company had a note payable to the President and stockholder of the Company relating to the purchase of investment (Note C). The unsecured, non-interest bearing note was due January 28, 1998 and was paid in full on March 28, 1998.

E.   Stockholders' Equity (Deficit):

     On January 20, 1998, the Company filed an offering memorandum to sell 1,750,000 common shares at $ .01 per share through a private placement which netted the Company $17,106 in additional capital. All shares had been sold by March 31, 1998.

     On May 1, 1997, the Board of Directors authorized the issuance of 525,000 shares of common stock for services rendered valued at $2,625. Additionally, on May 1, 1997 the Board of Directors approved the issuance of 175,000 shares at par value ($.001), to a former director of the Company as a bonus for a corporate loan. The values determined for the services and the bonus were estimated by management.

F.   Commitments:

     On January 20, 1998, the Company entered into a month-to-month operating lease for its office facilities. The operating lease provides that the Company pays for insurance and certain other operating expenses applicable to the leased premises. This agreement may be terminated by either party with written notification. Rent expense for the three months ended March 31, 1998 was $300.

                            GALVESTON OIL & GAS, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


G.   Supplemental Disclosure of Cash Flow Information:

     Cash paid for income taxes and interest were as follows:

                               For the three      For the           For the
                               months ended      year ended        period ended
                                March 31,        December 31,      December 31,
                                   1998             1997              1996
                                ---------        ------------      ------------
Income taxes                    $    --          $   --            $    --
Interest                             --              --                 --

H.   Income Taxes:

     The Company's net deferred tax asset as of March 31, 1998, December 31, 1997 and 1996, is as follows:

                                       March 31,     December 31,   December 31,
                                         1998           1997           1996
                                       ---------    ------------   ------------
Net operating loss carryforward        $ 1,047        $   826        $ --
Valuation allowance                     (1,047)          (826)         --
                                       -------        -------        ----
Net deferred tax asset                      --        $    --        $ --
                                       =======        =======        ====

     The Company has a net operating loss carryforward of $6,997 which, if not utilized, will expire at various dates though 2013. The Company's valuation allowance increased $221, $826 and $0 for the three months ended March 31, 1998, the year ended December 31, 1997 and from October 3, 1996 (date of inception) to December 31, 1996, respectively. It is reasonably possible that the Company's estimate of its valuation allowance will change.

I.   Related Party Transactions:

     Included in accounts payable in the accompanying balance sheets, the Company has several related party payables due to officers and directors of the Company. These payables are created by individuals paying expenses on behalf of the Company. As of March 31, 1998, December 31, 1997 and 1996, the amounts due and payable to Company officers and directors was $ 1,671, $ 1,256 and $0, respectively.

     The acquisition of the investment in exchange for a note payable was made by the Company's President and stockholder who was also president of the company from which the rights were acquired.

     The Company leases its office facilities from the Company's President.

     The Company's President received shares of stock, as mentioned in Note E. in exchange for services performed.

                            REVIEW ENGAGEMENT REPORT
To The Directors:

We have reviewed the balance sheet of Topclick (Canada) Inc. as at September 30, l998 and the Statements of operations and deficit and changes in financial position for the three month period then ended. Our review was made in accordance with generally accepted standards for review engagements and accordingly consisted primarily of enquiry, analytical procedures and discussion related to information supplied to us by the Company.

A review does not constitute an audit and consequently we do not express an audit opinion on these financial statements.

Based on our review, nothing has come to our attention that causes us to believe that these financial statements are not, in all material respects, in accordance with generally accepted accounting principles.

Vancouver, BC
December 1, l998                                           Chartered Accountants

                             TOPCLICK (CANADA) INC.                           1.

                         (Formerly E.Z.P.C. Canada Inc.)

                                  BALANCE SHEET

                            AS AT SEPTEMBER 30, 1998

                                   (Unaudited)


                                                            As at       As at
                                                        September 30,  June 30,
                                                            1998         1998

                                     ASSETS

CURRENT
     Cash                                                $  28,649    $  55,737
     Stock and subscription                                   --         24,000
     GST receivable                                          6,420         --
                                                         ---------    ---------

                                                            35,069       79,737

CURRENT ASSETS (Schedule 1)                                 44,462         --

DEFERRED DEVELOPMENT COSTS (Schedule 2)                     93,265         --

DUE FOR AFFILIATED COMPANY                                    --        400,500
                                                         ---------    ---------

                                                         $ 172,796    $ 480,237
                                                         =========    =========

                                  LIABILITIES

CURRENT
     Payables and accruals                               $   6,679    $   2,000
     Deposits on shares                                       --      $ 480,190
                                                         ---------    ---------

                                                             6,679      482,190

DUE TO DIRECTOR (Note 3)                                   105,100          100

DUE TO PARENT COMPANY (Note 4)                              68,314         --
                                                         ---------    ---------

                                                           180,093      482,290
                                                         ---------    ---------

                            SHARE CAPITAL AND DEFICIT

SHARE CAPITAL (Note 5)                                           1            1

DEFICIT                                                     (7,298)      (2,054)
                                                         ---------    ---------

                                                            (7,297)      (2,053)
                                                         ---------    ---------

APPROVED BY THE BOARD OF DIRECTORS:                      $ 172,796    $ 480,237
                                                         =========    =========

___________________Director

___________________Director


         See accompanying notes to the unaudited financial statements.

                             TOPCLICK (CANADA) INC.                           2.

                         (Formerly E.Z.P.C. Canada Inc.)

                      STATEMENT OF OPERATIONS AND DEFICIT

               FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 1998

                                   (Unaudited)


                                                      Three month
                                                     Period ended     Year ended
                                                     September 30,     June 30,
                                                         1998            1998

REVENUE                                                $  --           $  --
                                                       -------         -------
EXPENSES
     Legal and accounting                                5,277           2,000
     Interest and bank charges                              86              54
                                                       -------         -------

                                                         5,363          (2,054)
                                                       -------         -------

OTHER INCOME
     Interest                                              119            --
                                                       -------         -------

NET LOSS FOR THE PERIOD                                 (5,244)         (2,054)

DEFICIT, beginning of period                            (2,054)           --
                                                       -------         -------

DEFICIT, end of year                                   $(7,298)        $(2,054)
                                                       =======         =======


         See accompanying notes to the unaudited financial statements.

                             TOPCLICK (CANADA) INC.                           3.

                         (Formerly E.Z.P.C. Canada Inc.)

                   STATEMENT OF CHANGES IN FINANCIAL POSITION

               FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 1998

                                   (Unaudited)


                                                         Three month
                                                        Period ended  Year ended
                                                        September 30,   June 30,
                                                            1998          1998

CASH PROVIDED BY (USED FOR)

     OPERATING ACTIVITIES
          Net loss of the period                        $  (5,244)    $  (2,054)
          Item not involving cash
               Amortization                                 3,508          --
                                                        ---------     ---------

                                                           (1,736)       (2,054)

       Changes in non-cash working capital items
          Subscription receivable                          24,000       (24,000)
          Payables and accruals                             4,679         2,000
          GST receivable                                   (6,240)         --
                                                        ---------     ---------

                                                           20,523       (24,054)
                                                        ---------     ---------

INVESTING ACTIVIITES
          Advances to affiliated company                  400,500      (400,500)
          Acquisition of capital assets                   (47,970)         --
          Deferred development costs                      (93,265)         --
          Due to parent company                            68,314          --
                                                        ---------     ---------

                                                          327,579      (400,500)
                                                        ---------     ---------

FINANCING ACTIVITIES
          Due to director                                 105,000           100
          Deposit on shares                              (480,190)      480,190
                                                        ---------     ---------

                                                         (375,190)      480,290
                                                        ---------     ---------

INCREASE IN CASH IN PERIOD                                (27,088)       55,736

CASH, beginning of period                                  55,737             1

CASH, end of period                                     $  28,649     $  55,737
                                                        =========     =========


         See accompanying notes to the unaudited financial statements.

                             TOPCLICK (CANADA) INC.                           4.

                         (Formerly E.Z.P.C. Canada Inc.)

                        NOTES TO THE FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1998

                                   (Unaudited)

NOTES 1   INCORPORATION

          The Company was incorporated on September 28, 1994 under the Canada Business Corporation Act.

NOTE 2    SIGNIFICANT ACCOUNTING POLICY

          Capital Assets

          Capital Assets are recorded at cost and are amortized in the following manner:

                    Computer            30% Declining Balance
                    Furniture and       20% Declining Balance

          In the year of acquisition amortization is calculated at one-half of the above-noted rates.

NOTE 3    DUE TO DIRECTOR

          There are no specific terms of repayment to these interest-free loans.

NOTE 4    DUE TO PARENT COMPANY

          There are no specific terms of repayment to these interest-free loans.

                             TOPCLICK (CANADA) INC.                           5.

                         (Formerly E.Z.P.C. Canada Inc.)

                        NOTES TO THE FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1998

                                   (Unaudited)


NOTE 5    SHARE CAPITAL

          Authorized:  Unlimited Common Shares, no par value

                                             September 30,            June 30,
                                                 1998                   1998

          Issued:                             $      1               $      1
                                              --------               --------

NOTE 6    CHANGE OF NAME

          On August 4, 1998, the Company changed its name from E.Z.P.C. Canada Inc. to Topclick (Canada) Inc.

                             TOPCLICK (CANADA) INC.                   SCHEDULE 1

                         (Formerly E.Z.P.C. Canada Inc.)

                           DEFERRED DEVELOPMENT COSTS

                               SEPTEMBER 30, 1998

                                   (Unaudited)


                                           ACCUMULATED   NET BOOK
                                  COST     AMORTIZATION    VALUE    AMORTIZATION

COMPUTER

     Additions                 $ 20,617     $   --       $ 20,617      $
     Provision                     --            773         (773)          773
                               ----------------------------------
     Closing Balance             20,617          773       19,844
                               ----------------------------------

FURNITURE AND EQUIPMENT

     Additions                   27,353         --         27,353
     Provision                     --          2,735       (2,735)        2,735
                               ----------------------------------
     Closing Balance             27,353        2,735       24,618
                               ------------------------------------------------

TOTALS TO SEPTEMBER 30, 1998   $ 47,970     $  3,508     $ 44,462      $  3,508
                               ================================================

                             TOPCLICK (CANADA) INC.                   SCHEDULE 2

                         (Formerly E.Z.P.C. Canada Inc.)

                           DEFERRED DEVELOPMENT COSTS

                               SEPTEMBER 30, 1998

                                   (Unaudited)



                   Consulting                         $34,750
                   Contract fees                       32,823
                   Rent                                 8,745
                   Office and administration            5,950
                   Amortization                         3,508
                   Telephone                            2,577
                   Insurance                            1,502
                   Auto                                 1,000
                   Meals and entertainment              1,000
                   Travel                               1,000
                   Utilities                              410
                                                      -------
                                                      $93,265
                                                      =======